                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        SILVERTHORNE PRODUCTION COMPANY
                        -------------------------------
                                (Name of Issuer)

                    Common Stock $.0001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                    82845R
                                -------------
                                (CUSIP NUMBER)

                               DAVID L. JACKSON
                              PATRICIA A. JACKSON
                              TIFFANY M. JACKSON
                               KELLIE R. JACKSON
                               TRACI L. JACKSON
                              C/O DAVID L. JACKSON
                               16053 VIA VIAJERA
                        RANCHO SANTA FE, CALIFORNIA  92091
                                 (619) 759-9123
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 APRIL 5, 1990
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

                                 SCHEDULE 13D
Page 2 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  David L. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER           20,000
BENEFICIALLY OWNED      (8) SHARED VOTING POWER        350,431 (1)
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER      20,000
PERSON WITH            (10) SHARED DISPOSITIVE POWER   350,431 (1)

(1)  Includes 175,231 shares held in the name of Mr. Jackson's wife, Patricia
A. Jackson, and 175,200 shares held in the name of Mr. Jackson's minor daughter, Karrie Jackson.

------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  370,431

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.6%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
Page 3 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Patricia A. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          175,231
BENEFICIALLY OWNED      (8) SHARED VOTING POWER        195,200 (1)
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     175,231
PERSON WITH            (10) SHARED DISPOSITIVE POWER   195,200 (1)

(1)  Includes 20,000 shares held in the name of Mrs. Jackson's husband, David
L. Jackson, and 175,200 shares held in the name of Mrs. Jackson's minor daughter, Karrie Jackson.

------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  370,431

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.6%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
Page 4 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Tiffany M. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          175,200
BENEFICIALLY OWNED      (8) SHARED VOTING POWER              0
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     175,200
PERSON WITH            (10) SHARED DISPOSITIVE POWER         0


------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  175,200

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.0%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
Page 5 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Kellie R. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          175,200
BENEFICIALLY OWNED      (8) SHARED VOTING POWER              0
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     175,200
PERSON WITH            (10) SHARED DISPOSITIVE POWER         0


------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  175,200

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.0%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
Page 6 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Traci L. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          175,200
BENEFICIALLY OWNED      (8) SHARED VOTING POWER              0
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     175,200
PERSON WITH            (10) SHARED DISPOSITIVE POWER         0


------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  175,200

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.0%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D
Page 7 of 10                   CUSIP NO. 82845R
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Karrie R. Jackson
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [X]
                                                                       (b) [ ]

------------------------------------------------------------------------------
3 SEC USE ONLY


------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions):  PF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

------------------------------------------------------------------------------

NUMBER OF SHARES        (7) SOLE VOTING POWER          175,200
BENEFICIALLY OWNED      (8) SHARED VOTING POWER              0
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     175,200
PERSON WITH            (10) SHARED DISPOSITIVE POWER         0


------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  175,200

------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.0%

------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions):  IN

------------------------------------------------------------------------------

                                SCHEDULE 13D
Page 8 of 10                  CUSIP NO. 82845R
-----------------------------------------------------------------------------

ITEM 1.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.001 value (the "Shares"), of Silverthorne Production Company (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

           Silverthorne Production Company
           16053 Via Viajera
           Rancho Santa Fe, California  92091

ITEM 2.  IDENTIFY AND BACKGROUND

    During the last five year none of the foregoing persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws. All of the persons are citizens of the United States of America. The name, address and occupation of each is as follows:

     (a)  DAVID L. JACKSON             -  President and Director
          16053 Via Viajera               of Issuer
          Rancho Santa Fe, CA  92091

     (b)  PATRICIA A. JACKSON          -  Secretary and Director
          16053 Via Viajera               of Issuer
          Rancho Santa Fe, CA  92091

     (c)  TIFFANY M. JACKSON           -  Marketing Consultant
          1101 Clifford Lane              Former Secretary and Director
          Milpitas, CA  95035             of Issuer

     (d)  KELLIE R. JACKSON            -  Airline Flight Attendant
          950 Frankin Street
          San Francisco, CA  94109

     (e)  TRACI L. JACKSON             -  School Teacher
          10730 Church Street, No. 46
          Rancho Cucamonga, CA  91730

     (f)  Karrie R. Jackson            -  Student
          16053 Via Viajera
          Rancho Santa Fe, CA  92091

                                SCHEDULE 13D
Page 9 of 10                  CUSIP NO. 82845R
-----------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration used to purchase the shares was certain real property located in the mountain subdivision of Indian Mountain, Park County, Colorado, which was held in the name of David L. Jackson for the benefit of certain individuals. The property had an estimated fair market value of approximately $30,000. This property was exchanged for a total of 1,960,931 shares of common stock. The group represented by David Jackson and his family acquired a total of 876,031 of these shares.

ITEM 4.  PURPOSE OF TRANSACTION

     All parties have acquired the Issuer's Common Stock with an investment intent. The common stock was acquired from David Reitsma and Steven Potter who were Officers and Directors of the Issuer. In connection with this transaction, Messrs. Reitsma and Potter resigned as Officers and Directors and David Jackson became President and a Director and Tiffany Jackson became Secretary and a Director.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The number of shares, and the percentages thereof, of the 3,505,047 Shares outstanding as of April 5, 1990, beneficially owned by each person named in Item 2 was as follows:


                    DAVID L.  PATRICIA A.  TIFFANY M.  KELLIE R.  TRACI L.  KARRI R.
                    JACKSON    JACKSON      JACKSON    JACKSON    JACKSON   JACKSON
                    -------   -----------  ----------  ---------  --------  -------
(a) Shares owned
    directly        20,000      175,231     175,200     175,200   175,200   175,200

(b) Additional
    shares owned   350,431      195,200        -           -         -         -
    beneficially    <FN1>        <FN2>

(c) Total          370,431      370,431     175,200     175,200   175,200   175,200

(d) Percentage      10.6%        10.6%        5.0%        5.0%      5.0%      5.0%
_________________

<FN1>  Includes 175,231 shares held by Mr. Jackson's wife, Patricia, and 175,000 shares held in the name of Mr. Jackson's minor daughter, Karrie.

<FN2>  Includes 20,000 shares held by Mrs. Jackson's husband, David, and 175,200 shares held in the name of Mrs. Jackson's minor daughter, Karrie.

                                SCHEDULE 13D
Page 10 of 10                 CUSIP NO. 82845R
-----------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company, except as follows: David L. Jackson and Patricia A. Jackson are husband and wife, and Tiffany, Kellie, Traci and Karrie Jackson are daughters of David and Patricia Jackson.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 1999


/s/ David L. Jackson                  /s/ Patricia A. Jackson
DAVID L. JACKSON                      PATRICIA A. JACKSON


/s/ Tiffany M. Jackson                /s/ Kellie R. Jackson
TIFFANY M. JACKSON                    KELLIE R. JACKSON


/s/ Traci L. Jackson                  /s/ Karrie R. Jackson
TRACI L. JACKSON                      KARRIE R. JACKSON